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                           September 15, 2020

       Biao Wei
       Chief Executive Officer
       Lixiang Education Holding Co., Ltd
       No. 818 Hua Yuan Street
       Liandu District, Lishui City, Zhejiang Province, 323000
       People   s Republic of China

                                                        Re: Lixiang Education
Holding Co., Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed September 9,
2020
                                                            File No. 333-248691

       Dear Mr. Wei:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 27, 2020 letter.

       Registration Statement on Form F-1 filed September 9, 2020

       Risks Related to Our Business and Industry
       "Substantial uncertainties exist with respect to the Implementing Regulations . . .", page 16

   1.                                                   We note the following
amended disclosure:

                                                        "Pursuant to the
Opinions on Further Strengthening and Regulating the Administration of
                                                        Education Fees, or the
Opinions, which was recently issued on August 17, 2020 by the relevant authorities,
the sponsors of non-profit privately-run schools and non-profit privately-run
sino-foreign cooperative educators shall be prohibited from obtaining proceeds from
school-running such as tuition income, distributing school balances
 Biao Wei
Lixiang Education Holding Co., Ltd
September 15, 2020
Page 2
      (residual assets) or transferring proceeds from school running through related-party transactions or affiliated parties or other means. However, the Opinions have not specified whether the contractual arrangements fall within the activities of transferring the school-
      running proceeds through related-party transactions and affiliated parties, and the
      Opinions have not specified the relevant legal consequences of such activities."

      Considering that you generate revenue from tuition, meal, and accommodation fees through contractual agreements with your VIEs, please amend your risk factor disclosure to describe the risks to your operations and financial condition if your contractual agreements were to fall within the activities prohibited by the Opinions. Risks Relating to ADSs and This Offering
"ADSs holders have limited choice of forum . . .", page 50

2. Please revise to discuss any uncertainty as to whether a court would enforce your exclusive forum provision. If the discussion of enforceability issues relating to your jury waiver provision also applies to your exclusive forum provision, please revise your disclosure for clarity.
      Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at
(202) 551-
3222 with any questions.



                                                             Sincerely,
FirstName LastNameBiao Wei
                                                             Division of
Corporation Finance
Comapany NameLixiang Education Holding Co., Ltd
                                                             Office of Trade &
Services
September 15, 2020 Page 2
cc:       Stephanie Tang
FirstName LastName